Exhibit 99.1

Press Release

SES Delivers Robust Q1 2026 Results

& Reiterates Full-Year Outlook

Luxembourg, 12 May 2026 — SES S.A. announces financial results for the three months ended 31 March 2026.

Q1 2026 Performance (€ million)	Q1 2026 as reported (1)	Q1 2025 as reported (1)	∆ At constant FX (2)	Q1 2025 like-for-like(3)	∆ At constant FX (2)
Average €/$ FX rate	1.18	1.04		1.04
Revenue	847	509	+80.5%	909	+3.1%
Adjusted EBITDA (4)	404	280	+57.0%	425	+5.0%

1)	‘Reported basis’ with Intelsat fully consolidated from 17 July 2025
2)	‘At constant FX’ refers to comparative figures restated at the current period FX rates to neutralise currency variations
3)	‘Like-for-like basis’ is as if Intelsat fully consolidated from 1 January 2024
4)

Excluding operating expenses/income recognised in relation to U.S. C-band repurposing, other income non-recurring, fair value movement on contingent value rights and other significant special items (disclosed separately)

•

Networks revenue up +106.0% yoy(1) supported by growth in Mobility (+207.8% yoy(1); including positive impact from a contract restructuring in Aviation) and Government (+50.7% yoy(1)); Media (+42.9% yoy(1)) in-line with expectations

•	€306 million of new business and contract renewals signed in Q1 2026

•	2026 financial outlook(2) reiterated: both Revenue and Adjusted EBITDA expected to be stable yoy(1) on a like-for-like and constant FX basis

•	Net Leverage at 4.1 times(3) (including cash & cash equivalents of €874 million(4)) with SPACE Hybrid securities of €650 million successfully raised in March, 5x oversubscribed

•	O3b mPOWER satellites 9&10 started serving customers from February – boosting mPOWER network capacity and resilience. Satellites 11, 12, and 13 to launch in H2 2026

•	SES recently announced plans to deploy meoSphere, next generation MEO network targeted for operation by 2030 and designed to significantly boost the company’s MEO network capacity

•	IRIS[2] programme continues to progress through Rendez-vous 1

•	On 2 April 2026, AGM approved all company recommended resolutions; final 2025 dividend of €104 million (€0.25 per A-share, €0.10 per B-share) paid to shareholders on 16 April 2026

Adel Al-Saleh, CEO of SES, commented: “Q1 2026 marks a solid start to the year for SES as a combined company with focused execution across our Networks and Media businesses, underpinning confidence in our strategy and in-line with our reiterated financial outlook for 2026.

Networks, now accounting for around two thirds of total revenues, delivered growth led by continued momentum in Mobility and Government. Additionally, in our Fixed Data business we have taken decisive actions to mitigate competitive pressures.

During the quarter, our Aviation business benefitted from nearly 600 aircraft now flying with the SES multi-orbit inflight connectivity system, delivering fast, dependable internet access to millions of passengers. Demand for the multi-orbit ESAs continues to grow as we won additional aircraft commitments in the first quarter including more than 40 Japan Airlines’ long-haul aircraft. SES and Boeing reached a milestone toward factory line-fit solution for the multi-orbit system on all Boeing aircraft models.

Government continues to see solid performance led by global government and our involvement in the IRIS2 project, reinforcing our position in high-priority segments and the strength of our differentiated space-based solutions. During the quarter, SES and the European Union

1)	At constant FX (comparative figures restated to neutralise currency variations)
2)	Financial Outlook is stated at constant FX, and like-for-like, as if Intelsat consolidated from January 1, 2024; assuming nominal satellite health and launch schedule
3)	Adjusted Net Debt to Adjusted EBITDA (treats hybrid bonds as 50% debt and 50% equity)
4)	Excluding €306 million of restricted cash with respect to the SES-led consortium’s involvement in IRIS2

Agency for the Space Programme (EUSPA) extended the EGNOS GEO-1 satellite service agreement through 2030, helping maintain high-precision navigation services for aviation and other critical users across Europe.

Our Media business continues to have a strong cash-generative profile and despite structural headwinds the business has secured close to €100 million in long-term renewals and new business in the first quarter.

SES recently announced plans to deploy meoSphere, next generation MEO satellite network targeted for operation by 2030 and designed to significantly boost the company’s MEO network capacity. With the transition to verticalization, SES will pair its own software-defined payloads with an initial 28 high-power satellite buses developed by K2 Space, representing the first phase of the meoSphere rollout.

Building on this solid first quarter, we are well on track to deliver on our 2026 financial targets with mPOWER satellites 9&10 now in service, mPOWER satellites 11, 12, and 13 expected to launch in H2 2026.

Synergies execution of both OpEx and CapEx are progressing well. Staff costs are down 20% and overall OpEx is down 9% year-on-year at constant currency on a like-for-like basis. We continue to evaluate our future CapEx plans and have decided to cancel certain programs that do not meet our target returns underpinning our 2026 CapEx outlook of around €700 million.”

Financial Outlook

SES reiterates its 2026 financial outlook on a like-for-like (as if Intelsat was consolidated from 1 January 2024) and constant FX basis(1) (assuming nominal satellite health and launch schedule).

On this basis, SES’s 2026 financial outlook expects both Revenue and Adjusted EBITDA to be stable year-on-year.

Capital expenditures (net cash absorbed by investing activities excluding acquisitions and financial investments; including IRIS2 and first phase of meoSphere capital expenditures) is expected to be around €700 million(2).

SES plans to continue building on its MEO capabilities through meoSphere, the company’s next-generation multi-mission MEO network supported by New Space innovators, including the recently announced extended K2 Space partnership.

1)

Financial outlook is based on i) constant FX; ii) like-for-like basis is as if Intelsat fully consolidated from 1 January 2024; iii) adjustments to convert the financial information of the Intelsat Group from U.S. GAAP to IFRS; (iv) adjustments for intercompany eliminations; and (v) assumption of nominal satellite launch schedule and nominal satellite health status. The actual results and financial outlook are presented including the effects of purchase price accounting related to the Intelsat acquisition

2)

Includes capital expenditures relating to SES involvement in IRIS2 program and first phase of meoSphere; excludes any capital expenditures related to potential C-band clearance; is set at an EUR/USD exchange rate of 1.20.

Key business and financial highlights

(Intelsat fully consolidated from 17 July 2025 – as reported; at constant FX unless explained otherwise)

SES regularly uses Alternative Performance Measures (APMs) to present the performance of the group and believes that these APMs are relevant to enhance understanding of the group’s financial performance and financial position.

€ million	Q1 2026(1)	Q1 2025	∆ at reported FX	∆ at constant FX
Average €/$ FX rate	1.18	1.04
Revenue	847	509	+66.6%	+80.5%
Adjusted EBITDA	404	280	+44.2%	+57.0%
Adjusted Net Profit	14	42	-66.5%	n/m
Adjusted Net Debt / Adjusted EBITDA	4.1 times	1.2 times	n/m	n/m

‘At constant FX’ refers to comparative figures restated at the current period FX to neutralise currency variations.

Networks revenue of €556 million (66% of total revenue) increased +106.0% yoy driven by growth in Mobility (+207.8% yoy; including positive impact from a planned contract restructuring in Aviation of €81 million in Q1 2026 and periodic revenue of €19 million recognised in Maritime in Q1 2025), Government (+50.7% yoy), and Fixed Data (+79.0% yoy).

Media revenue of €285 million (34% of total revenue) was up +42.9% yoy, benefiting from fully consolidating Intelsat from 17 July 2025. Underlying declines result from lower revenue in mature markets due to capacity optimisation as well as the impact from the Brazilian customer bankruptcy.

Adjusted EBITDA of €404 million represented an Adjusted EBITDA margin of 47.7% (Q1 2025: 55.1%) including the contribution from the acquisition of Intelsat from 17 July 2025 and benefiting from a contract restructuring in Mobility as well as lower OpEx. These favourable impacts were partially offset by profitability-diluting equipment sales in Aviation, continued declines in the Fixed Data and Media businesses, and timing of government contracts.

Adjusted EBITDA excludes significant special items of €30 million net expenses (2025: €7 million net expenses), comprising other income (non-recurring) of €9 million (2025: €1 million), restructuring charges of €5 million (2025: nil), costs associated with the development and/or implementation of merger and acquisition activities (“M&A”) of €6 million (2025: €8 million) and other charges of non-recurring nature of €28 million (2025: nil).

Adjusted Net Profit of €14 million (2025: €42 million) mainly reflecting €108 million year-on-year increased depreciation & amortisation driven by the Intelsat acquisition, higher net financing costs of €60 million (2025: €15 million), as well as higher non-controlling interest. This was partly offset by higher Adjusted EBITDA and lower net income tax. Net financing costs included the benefit of earned interest income on the group’s cash & cash equivalents of €16 million (2025: €25 million), as well as the impact of net foreign exchange gain of €3 million (2025: loss of €13 million), fully offset by interest expense on external borrowings of €55 million (2025: €21 million) and other net interest expense of €38 million (2025: €6 million).

Adjusted Net Profit excludes the significant special items highlighted above, as well as M&A-related net financing charges of nil (2025: €11 million) and net tax benefit of nil (2025: benefit of €5 million) associated with all the significant special items.

At 31 March 2026, the Adjusted Net Debt to Adjusted EBITDA ratio (treating 50% of €1.848 billion of hybrid bonds as debt and 50% as equity) was 4.1 times (31 December 2025: 3.9 times). Cash & cash equivalents of €874 million (excluding €306 million of restricted cash with respect to the SES-led consortium’s involvement in IRIS2) included the proceeds from the €125 million EIB financing, the €650 million proceeds from the PerpNC5.25 SPACE Hybrid securities issued in March 2026 (SES Successfully Prices €650 million of SPACE Hybrid Securities | SES), and €600 million revolving facility agreement drawn in March 2026.

In Q1 2026, SES repaid debt maturities of around €979 million, including €650 million senior bond and tender offer, as described below. On 11 March 2026, SES launched a cash tender offer for its outstanding €625 million Deeply Subordinated Fixed Rate Resettable Securities. Following settlement, around €198 million in principal amount of the securities remains outstanding.

SES continues to engage with insurers on the insurance claim for O3b mPOWER satellites 1-4. In Q1 2026, the company has collected approximately $10 million (€9 million) through settlements, with additional payments expected as negotiations progress. To date the company has collected a total of $202 million.

On 2 April 2026, the AGM approved all company-recommended resolutions. The final FY 2025 dividend of €104 million equal to €0.25 per A-share and €0.10 per B-share was paid to shareholders on 16 April 2026.

SES restates its commitment to disciplined financial allocation, investment grade metrics and net leverage target of 3.0 times or below. Once the company meets its net leverage target it intends to increase the annual base dividend, and at least a majority of future exceptional cashflows will be prioritised for shareholder returns.

SES continues progressing through Rendez-Vous 1 of the IRIS² program, working closely with the European Commission to validate project cost, technical requirements, and delivery timelines. SES remains fully committed to the European Union’s vision for a sovereign, secure, and competitive space-based connectivity infrastructure. As the lead member of the SpaceRise consortium, SES collaborates with all partners to ensure successful delivery of IRIS².

Operational performance

(Intelsat consolidated from 17 July 2025)

REVENUE BY BUSINESS UNIT

Q1 2026	Revenue as reported (€million)	As reported revenue change (year-on-year) at constant FX	Like-for-like revenue change (year-on-year) at constant FX
Average €/$ FX rate	1.18
Media	285	+42.9%	-11.0%

Networks	556	+106.0%	+13.0%
Government	189	+50.7%	+8.8%
Fixed Data	109	+79.0%	-16.9%
Mobility	259	+207.8%	+37.6%
Other	6	n/m	n/m

Group Total	847	+80.5%	+3.1%

‘At constant FX’ refers to comparative figures restated at the current period FX rates to neutralise currency variations.

Anticipated future satellite launches

Satellite	Region	Application	Launch Date
O3b mPOWER (satellites 11-13)	Global	Networks	H2 2026
ASTRA 1Q	Europe	Media, Networks	2027
SES-26	Africa, Asia, Europe, Middle East	Media, Networks	2027
EAGLE-1	Europe	Government	2027
IS-42	N. Atlantic, W. Europe, W. Africa	Networks	2027
	Indian Ocean Region, Europe,
IS-43	Middle East, Africa	Networks	2027
IS-45	Middle East	Government	2027
GOVSAT-2	Europe	Government	2029

Launch dates are based on satellite manufacturer’s estimated delivery dates as of 31 March 2026. Final launch dates are subject to confirmation by launch providers.

“Networks” refers to Government, Mobility, and Fixed Data applications.

CONSOLIDATED INCOME STATEMENT

(Intelsat fully consolidated from 17 July 2025 - as reported)

€ million	Q1 2026	Q1 2025
Average €/$ FX rate	1.18	1.04
Revenue	847	509
U.S. C-band repurposing income	-	1
Other income	11	1
Operating expenses	(457)	(238)
Loss on derecognition of tangible assets	(27)	-
EBITDA	374	273
Depreciation expense	(256)	(164)
Amortisation expense	(47)	(31)
Operating profit / (loss)	71	78
Net financing income / (expense)	(75)	(26)
Profit / (loss) before tax	(4)	52
Income tax benefit / (expense)	(3)	(22)
Non-controlling interests	(9)	(1)
Net profit / (loss) attributable to owners of the parent	(16)	29

Basic and diluted earnings per A-share (in €)(1)	(0.04)	0.06
Basic and diluted earnings per B-share (in €)(1)	(0.01)	0.03

1)

Earnings per share is calculated as profit or loss attributable to the owners of the parent divided by the weighted average number of shares outstanding during the year as adjusted to reflect the economic rights of each class of share. For the purposes of the EPS calculation only, the net profit or loss for the period attributable to ordinary shareholders has been adjusted to include the assumed coupon, net of tax, on the perpetual bonds.

€ million	Q1 2026	Q1 2025
Adjusted EBITDA	404	280
U.S. C-band income	-	1
Other income non-recurring(2)	9	1
U.S. C-band operating expenses	-	(1)
Other significant special items(3)	(39)	(8)
EBITDA	374	273

2)	‘Other income non-recurring’ includes €9 million associated with mPOWER insurance claims (Q1 2025: €1 million).

3)

‘Other significant special items’ include restructuring charges of €5 million (Q1 2025: nil), costs deriving from the development and/or implementation of merger and acquisition activities (“M&A”) of €6 million (Q1 2025: €8 million) and €28 million of other non-recurring charges including a €27 million charge on the derecognition of certain tangible assets (Q1 2025: nil).

€ million	Q1 2026	Q1 2025
Adjusted Net Profit	14	42
U.S. C-band income	-	1
U.S. C-band operating expenses	-	(1)
Other income non-recurring	9	1
Other significant special items (4)	(39)	(19)
Tax on significant special items	-	5
Net profit / (loss) attributable to owners of the parent	(16)	29

4)

‘Other significant special items comprise restructuring charges of €5 million (Q1 2025: nil), M&A costs of €6 million (Q1 2025: €19 million) and €28 million of other charges of non-recurring nature including a €27 million charge on the derecognition of certain tangible assets (Q1 2025: nil).

SUPPLEMENTARY FINANCIAL INFORMATION

1.) QUARTERLY INCOME STATEMENT

   (Intelsat fully consolidated from 17 July 2025 – as reported)

€ million	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Average €/$ FX rate	1.04	1.12	1.16	1.16	1.18
Revenue	509	469	765	884	847
U.S. C-band income	1	2	-	-	-
Other income	1	48	37	96	11
Operating expenses	(238)	(261)	(513)	(586)	(457)
Loss on derecognition of tangible assets	-	-	-	-	(27)
Fair value movement on contingent value rights	-	-	-	(28)	-
EBITDA	273	258	289	366	374
Depreciation expense	(164)	(156)	(250)	(266)	(256)
Amortisation expense	(31)	(30)	(37)	(42)	(47)
Non-cash impairment	-	(73)	-	(73)	-
Operating profit / (loss)	78	(1)	2	(15)	71
Net financing income / (expense)	(26)	(9)	(69)	(68)	(75)
Other non-operating income/(expense) (net)	-	2	-	(9)	-
Profit / (loss) before tax	52	(8)	(67)	(92)	(4)
Income tax benefit / (expense)	(22)	(4)	6	41	(3)
Non-controlling interests	(1)	(3)	(1)	4	(9)
Net profit / (loss) attributable to owners of the parent	29	(15)	(62)	(47)	(16)

Basic earnings / (loss) per share (in €)(1)
Class A shares	0.06	(0.04)	(0.16)	(0.12)	(0.04)
Class B shares	0.03	(0.02)	(0.06)	(0.05)	(0.01)

Adjusted EBITDA	280	241	317	358	404
Adjusted EBITDA margin	55%	51%	41%	41%	48%
U.S. C-band income	1	2	-	-	-
Other non-recurring income	1	48	35	91	9
U.S. C-band operating expenses	(1)	(1)	-	-	-
Other significant special items	(8)	(32)	(63)	(55)	(39)
Fair value movement on contingent value rights	-	-	-	(28)	-
EBITDA	273	258	289	366	374

1)

Earnings per share is calculated as profit attributable to owners of the parent divided by the weighted average number of shares outstanding during the year, as adjusted to reflect the economic rights of each class of share. For the purposes of the EPS calculation only, the net profit for the year attributable to ordinary shareholders has been adjusted to include the coupon, net of tax, on the perpetual bonds. Fully diluted earnings per share are not significantly different from basic earnings per share.

SUPPLEMENTARY FINANCIAL INFORMATION (CONTINUED)

2a) COMBINED LIKE-FOR-LIKE REVENUE BY BUSINESS UNIT AND ADJUSTED EBITDA

(Intelsat fully consolidated from 1 January 2024. Year-on-year change presented at ‘Constant FX’ unless otherwise stated)

	Like-for-like revenue (€ million) at reported FX						Change year-on-year at Constant FX
	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025	Q1 2026	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025	Q1 2026
Average €/$ FX rate	1.04	1.12	1.16	1.16	1.12	1.18
Media	344	321	302	298	1,264	285	-9.7%	-9.9%	-15.4%	-15.5%	-12.6%	-11.0%

Networks	555	560	519	577	2,211	556	-1.0%	+9.5%	+7.3%	+11.1%	+6.6%	+13.0%
Government	194	206	206	241	847	189	+10.4%	+11.3%	+20.5%	+26.9%	+17.3%	+8.8%
Fixed Data	147	133	118	134	532	109	-16.6%	-11.8%	-23.8%	-10.5%	-15.8%	-16.9%
Mobility	214	221	195	203	832	259	+2.7%	+25.9%	+23.8%	+12.2%	+15.3%	+37.6%
Other	11	9	8	9	36	6	n/m	n/m	n/m	n/m	n/m	n/m
Total revenue	909	890	829	884	3,512	847	-4.7%	+1.5%	-2.3%	-1.0%	-1.6%	+3.1%

Adjusted EBITDA	425	399	346	359	1,529	404	-10.3%	-4.8%	-16.8%	-16.1%	-12.1%	+5.0%

‘At Constant FX’ refers to comparative figures restated at the current period FX rates to neutralise currency variations.

2b) COMBINED LIKE-FOR-LIKE HISTORICAL REVENUE BY BUSINESS UNIT AND ADJUSTED EBITDA

(Intelsat fully consolidated from 1 January 2024 – at Reported FX)

€ million	Q1 2024	Q2 2024	Q3 2024	Q4 2024	2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025
Average €/$ FX rate	1.09	1.08	1.09	1.09	1.09	1.04	1.12	1.16	1.16	1.12
Media	371	364	370	366	1,470	344	321	302	298	1,264

Networks	537	530	514	554	2,135	555	560	519	577	2,211
Government	169	192	181	202	742	194	206	206	241	847
Fixed Data	170	157	165	159	651	147	133	118	134	532
Mobility	198	181	168	193	741	214	221	195	203	832
Other	12	9	8	23	51	11	9	8	9	36
Combined like-for-like revenue	919	903	891	943	3,656	909	890	829	884	3,512
Adjusted EBITDA	457	434	438	455	1,783	425	399	346	359	1,529

2c) BASIS OF COMBINED LIKE-FOR-LIKE FINANCIAL INFORMATION

The supplemental combined like-for-like financial information included in this press release presents the historical consolidated financial information of the SES Group adjusted to give effect to the acquisition of Intelsat by SES as if it had taken place on 1 January 2024. This combined like-for-like financial information does not meet the requirements of Article 11 of SEC Regulation S-X.

The SES Group’s consolidated financial statements are prepared in accordance with IFRS, and the Intelsat Group’s pre-acquisition financial information was prepared in accordance with U.S. GAAP. The combined like-for-like financial information includes (i) adjustments to convert the pre-acquisition financial information of the Intelsat Group from U.S. GAAP to IFRS, such as fair value adjustments in respect of contract liabilities impacting combined like-for-like revenue, share-based compensation and employee benefits adjustments, as well as leases impacting combined like-for-like operating expenses, (ii) intercompany eliminations and (iii) restatement at constant FX of comparative figures.

The combined like-for-like financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been achieved had the Acquisition occurred on 1 January 2024, nor is it meant to be indicative of future results of operations of the Combined Group. The combined like-for-like financial information is based on the SES Group’s accounting policies. Further review of the pre-acquisition financial information may have identified additional differences between the accounting policies of the SES Group and the Intelsat Group that, when conformed, could have a material impact on the like-for-like financial information of the Combined Group.

ALTERNATIVE PERFORMANCE MEASURES

SES regularly uses Alternative Performance Measures (‘APMs’) to present the performance of the Group and believes that these APMs are relevant to enhance understanding of the financial performance and financial position. These measures may not be comparable to similarly titled measures used by other companies and are not measurements under IFRS or any other body of generally accepted accounting principles and thus should not be considered substitutes for the information contained in the Group’s financial statements.

Alternative Performance Measure	Definition
Reported EBITDA and EBITDA margin	EBITDA is profit for the period before depreciation, amortisation, impairment, net financing cost, other non-operating income / expense (net) and income tax. EBITDA margin is EBITDA divided by the sum of revenue and other income including U.S. C-band repurposing income.
Adjusted EBITDA and Adjusted EBITDA margin	EBITDA adjusted to exclude significant special items of a non-recurring nature. The primary such items are the net impact of U.S. C-band spectrum repurposing, other income, restructuring charges, costs associated with the development and/or implementation of merger and acquisition activities (“M&A”), specific business taxes and one-off regulatory charges arising outside ongoing operations. The Adjusted
EBITDA margin is Adjusted EBITDA divided by revenue.
Combined Like-for-like Adjusted EBITDA	Combined Like-for-like Adjusted EBITDA includes Intelsat fully consolidated from 1
January 2024 at reported FX.
Adjusted Free Cash Flow	Net cash generated by operating activities less net cash absorbed by investing activities, interest paid on borrowings, coupon paid on perpetual bond and lease payments, and adjusted to exclude the net cash flow impact of significant special items of a non-recurring nature, primarily U.S. C-band spectrum repurposing, other income, restructuring charges, M&A (including net financing income / costs), specific business taxes and one-off regulatory charges arising outside ongoing operations.
Adjusted Net Debt	Adjusted Net Debt is defined as current and non-current borrowings (including lease liabilities) less cash and cash equivalents (excluding amounts subject to contractual restrictions) and excluding 50% of the Hybrid Bond (classified as borrowings) and including 50% of the Perpetual Bond (classified as equity). The treatment of the Hybrid
Bond and Perpetual Bond is consistent with rating agency methodology.
Adjusted Net Debt to Adjusted EBITDA	The Adjusted Net Debt to Adjusted EBITDA ratio is defined as Adjusted Net Debt divided by Adjusted EBITDA.
Combined Like-for-like Net leverage	The Combined Like-for-like Net leverage ratio is defined as Adjusted Net Debt divided by twelve-month rolling Combined Like-for-like Adjusted EBITDA.
Adjusted Net Profit	Net profit attributable to owners of the parent adjusted to exclude the after-tax impact of significant special items including M&A net financing income / costs.

Presentation of Results:

A presentation of the results for investors and analysts will be hosted at 9.30 CET on 12 May 2026 and will be broadcast via webcast and conference call.

The details for the conference call and webcast are as follows:

Conference Call registration: https://engagestream.euronext.com/ses/q1-2026-results/dial-in

Webcast registration: https://ses.engagestream.euronext.com/q1-2026-results

The presentation is available for download from https://www.ses.com/company/investors/financial-results and a replay will be available shortly after the conclusion of the presentation.

For further information please contact:

Christian Kern Investor Relations Tel: +352 710 725 261 IR@ses.com	Steven Lott Communications Tel. +352 710 725 500 SES.Press@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com.

Forward looking statements

This press release contains, and our officers and representatives may make, certain “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “estimate,” “committed,” “expect,” “positioned,” “project,” “intend,” “plan,” “forecast,” “likely,” “believe,” “target,” “on track,” “will,” and similar expressions or their negative. Examples of forward-looking statements include, among others, statements we make regarding our reiterated financial outlook for 2026, 2026 financial targets, liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities, anticipated future satellite launches, dividends, our share buyback programme, O3b mPOWER satellites, including expected service dates and settlements, and MEO capabilities through meoSphere, and other discretionary items such as our market growth assumptions, and generally, our expectations concerning our future performance.

Forward-looking statements are not assurances of future performance and are subject to uncertainties and risks that are difficult to predict such as: the company’s ability to achieve the synergies expected from the acquisition of Intelsat, as well as risks, delays, challenges and expenses associated with integration; delays or failures in satellite launches, deployments, or operations, including technical malfunctions or satellite lifespan limitations; regulatory challenges, including the company or its customers failing to obtain and maintain required regulatory approvals and regulatory changes in countries in which it provides service; competitive pressures in the telecommunications industry, including shifts in demand for satellite, terrestrial networks and alternate distribution technologies; the company’s dependence upon several large customers; changes in technology or the satellite communications market that could make the company’s satellite telecommunications system obsolete or subject to lower or reduced demand; global economic turmoil, international conflict, trade wars and tariffs and related uncertainties; liquidity, currency and foreign exchange and counterparty risks; potential cyber-attacks against, or breaches to, the company’s information technology systems; the impact of overall industry and general economic conditions, including uncertainty around the macroeconomy, inflation, interest rates and related monetary policy in response to inflation; tax regulations; U.S. federal government shutdowns; and the company’s level of indebtedness.

Other factors that might cause actual results to differ include those discussed in our filings with the U.S. Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary from those anticipated, and therefore you should not rely on any of these forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof and, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.